Manager Directed Portfolios
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 12, 2024
VIA EDGAR TRANSMISSION
Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Manager Directed Portfolios (the “Trust”)
Twin Oak Short Duration Absolute Return ETF
Twin Oak Active Opportunities ETF (each, a “Fund,” and together, the “Funds”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

Dear Mr. Be:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A filed May 31, 2024 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.The SEC continues to be concerned that the Fund name may create investor confusion and therefore reissues the original Comment 1 - With respect to the name “Short Duration Absolute Return ETF,” the term “Short Duration” is a commonly used term for fixed income products. Please revise the Fund’s name in order to avoid investor confusion.
Response:     The Fund will be renamed the Twin Oak Short Horizon Absolute Return ETF.

Summary Section - Twin Oak Short Duration Absolute Return ETF
Comment 2.The SEC reissues the original Comment 4 - Under “Principal Investment Strategies,” please clearly describe the outer limits and the details of the strategy so that investors can assess what losses and gains are possible.
Additionally, please consider including samples and/or diagrams to better explain how the Fund’s options strategy will operate under varying market conditions.
Response:     The Trust refers to the additional clarifying language regarding the maximum profit and loss added to the prospectus for the Fund as summarized in Response #4 in the response letter dated July 30, 2024. The Trust will add the following disclosure under “Principal Investment Strategies” with respect to both the long put and long call strategy and the debit spread strategy: “While the maximum loss on any individual option position is the total premium paid, the Adviser anticipates the maximum loss potential to be limited if a position is held through maturity as the Adviser will pair a put strategy with a call strategy with the same expiry. While one side of the strategy may expire out of the money, therefore losing its entire premium, the other position moves inversely and would therefore expire in the money.”
In addition, the Trust will include the following strategy diagrams in the “Principal Investment Strategies” section of the Prospectus:
Illustrative Debit Spread Strategy Diagram
This position involves buying a long call spread and long put spread. For the illustration, that results in a net purchase price of $19. Regardless of the price of the underlying security at expiry, the strategy will pay the Fund $20, resulting in a net $1 gain or 5% net return.

Illustrative Vertical Debit Spread Strategy
Profit ($)
25
20
15
10
5
0
-5
70
80
90
100
110
120
130
Underlying Price ($)
Long Vertical Call Spread
Long Vertical Put Spread

Illustrative Long Call + Long Put Strategy Diagram
This position involves buying a long call and long put. For the illustration, that results in a net purchase price of $19. If the underlying security expires between $90 to $110, the strategy will pay the Fund $20, resulting in a net $1 gain or 5% net return. If the underlying security expires outside of $90 to $110, the Fund will realize more than $20.

Summary Section - Twin Oak Active Opportunities ETF
Comment 3.In relation to the original Comment 17 regarding “Seed Investor Risk,” please supplementally provide more details regarding the character of the seed assets.
Response:     The Trust notes supplementally that the Adviser has determined to delay the launch of the Active Opportunities ETF.  Accordingly, the specific seed investors have not yet been identified.  However, the Adviser confirms that the seed assets will be compatible with the Fund’s investment objective and principal investment strategy and will meet the necessary diversification requirements under the Internal Revenue Code.

If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

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